UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

InfoLogix, Inc.

(Name of issuer)

Common Stock, par value $0.00001 per share

(Title of class of securities)

45668X 10 5

(CUSIP number)

Bruce H. Beatt

Senior Vice President and General Counsel

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

(860) 225-5111

with a copy to:

Christopher R. Johnson

Miles & Stockbridge P.C.

10 Light Street

Baltimore, Maryland 21202

(410) 727-6464

(Name, address and telephone number of person authorized to receive notices and communications)

January 18, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5
1	Names of reporting persons Stanley Black & Decker, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 06-0548860
2	Check the appropriate box if a member of group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100
	8	Shared voting power 0
	9	Sole dispositive power 100
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%
14	Type of reporting person CO

(1)	Amount represents all issued and outstanding shares of common stock, par value $0.00001 per share, of InfoLogix, Inc. acquired by Stanley Black & Decker, Inc. as a result of the Merger (as defined below).

CUSIP No. 45668X 10 5

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2010 by Stanley Black & Decker, Inc., a Connecticut corporation (“Stanley Black & Decker”), with respect to the common stock, par value $0.00001 per share (the “Common Stock”), of InfoLogix, Inc., a Delaware corporation (“InfoLogix”). The Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

Stanley Black & Decker funded the Merger consideration from cash on hand.

The information set forth in Item 4 is incorporated in this Item 3 by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The merger of Iconic Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and direct wholly owned subsidiary of Stanley Black & Decker, with and into InfoLogix with InfoLogix surviving the merger as a wholly owned subsidiary of Stanley Black & Decker (the “Merger”) was completed on January 18, 2011.

At the effective time of the Merger, (i) each outstanding share of the Common Stock was cancelled and converted automatically into the right to receive $4.75 in cash, without interest, except for shares (A) in respect of which appraisal rights were properly exercised under Delaware law and (B) owned by InfoLogix or any of its wholly owned subsidiaries or by Stanley Black & Decker or any of its wholly owned subsidiaries; (ii) holders of the Common Stock immediately prior to the effective time of the Merger ceased to have any rights as stockholders of the Company, other than the right to receive the merger consideration; (iii) each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately before the effective time of the Merger was automatically converted into and became one fully paid and non-assessable share of common stock, par value $0.00001 per share, of InfoLogix, making InfoLogix a wholly owned subsidiary of Stanley Black & Decker; (iv) the certificate of incorporation of InfoLogix was amended and restated in its entirety as set forth in Exhibit 3.1 to InfoLogix’s Current Report on Form 8-K filed with the SEC on January 18, 2011 (the “Form 8-K”), which is hereby incorporated by reference; (v) the bylaws of InfoLogix were amended and restated in their entirety as set forth in Exhibit 3.2 to the Form 8-K, which is hereby incorporated by reference; and (vi) each of the directors and officers of Merger Sub immediately before the effective time of the Merger became the directors and officers, respectively, of InfoLogix.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:

(a) — (b) As a result of the Merger, Stanley Black & Decker is the sole stockholder of InfoLogix, holding 100 shares of the common stock, par value $0.00001 per share, of InfoLogix, and has sole voting and sole dispositive power over such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011

STANLEY BLACK & DECKER, INC.

By:	/s/ BRUCE H. BEATT
SENIOR VICE PRESIDENT AND GENERAL COUNSEL